 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 8)

DNB Financial Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

233237 10 6

(CUSIP Number)

J. Abbott R. Cooper
CT Opportunity Partners I LP

203 Colony Road

Jupiter, FL 33469 917-744-7758

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233237106

1	NAME OF REPORTING PERSON CT Opportunity Partners I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 256,945
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 256,945
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,945
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.94%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*        The percentage calculations herein are based upon an aggregate of 4,331,121 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of May 6, 2019, as reported in the Issuer’s Quarterly Report on Form 10Q filed with the SEC on May 6, 2019.

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CUSIP No. 233237106

1	NAME OF REPORTING PERSON CT Opportunity Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 256,945*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 256,945*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,945
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.94%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OOO (Limited Liability Company)

*         Solely in its capacity as general partner of CT Opportunity Partners I LP.  CT Opportunity Management LLC disclaims beneficial ownership except to the extent of its pecuniary interest therein.

**       The percentage calculations herein are based upon an aggregate of 4,331,121 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of May 6, 2019, as reported in the Issuer’s Quarterly Report on Form 10Q filed with the SEC on May 6, 2019.

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CUSIP No. 233237106

1	NAME OF REPORTING PERSON Driver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.53%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OOO (Limited Liability Company)

*         The percentage calculations herein are based upon an aggregate of 4,331,121 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of May 6, 2019, as reported in the Issuer’s Quarterly Report on Form 10Q filed with the SEC on May 6, 2019

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CUSIP No. 233237106

1	NAME OF REPORTING PERSON J. Abbott R. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,000*
	8	SHARED VOTING POWER 256,945*
	9	SOLE DISPOSITIVE POWER 23,000*
	10	SHARED DISPOSITIVE POWER 256,945*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 279,945
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.46%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*         Mr. Cooper may be deemed to beneficially own and have shared voting and dispositive power over 256,644 shares as one of the two controlling persons of CT Opportunity Management LLC.  Mr. Cooper may be deemed to beneficially own and have sole voting and dispositive power over 23,000 shares as the controlling person of Driver.  Mr. Cooper disclaims beneficial ownership of any shares held by any of the Reporting Person except to the extent of his pecuniary interest therein.

**      The percentage calculations herein are based upon an aggregate of 4,331,121 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of May 6, 2019, as reported in the Issuer’s Quarterly Report on Form 10Q filed with the SEC on May 6, 2019

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CUSIP No. 233237106

1	NAME OF REPORTING PERSON John B. Thompson II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 256,945*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 256,945*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,945
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.94%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*         Mr. Thompson may be deemed to beneficially own these shares as one of the two controlling persons of CT Opportunity Management LLC. Mr. Thompson disclaims beneficial ownership of any shares held by any of the Reporting Person except to the extent of his pecuniary interest therein.

**      The percentage calculations herein are based upon an aggregate of 4,331,121 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of May 6, 2019, as reported in the Issuer’s Quarterly Report on Form 10Q filed with the SEC on May 6, 2019

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This amendment No. 8 to Schedule 13D (this “Amendment No. 8”) relates to the Schedule 13D filed on January 17, 2019 (as amended and supplemented through the date of this Amendment No. 8, the “Schedule 13D”) by (a) CT Opportunity Partners I LP, a Delaware limited partnership, (b) CT Opportunity Management LLC, a Delaware limited liability company, (c) Driver Management Company LLC, a Delaware limited liability company, (d) J. Abbott R. Cooper, citizen of the United States of America, and (e) John B. Thompson II, a citizen of the United States of America, relating to the common stock, par value $1.00 per share (the “Common Stock”), of DNB Financial Corporation, a Delaware corporation (“DNB” or the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 8 shall have the meanings set forth in the Schedule 13D. Except as specifically amended by this Amendment No. 8, the Schedule 13D is unchanged.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On May 23, 2019, Mr. Cooper sent an email to James Thornton, chairman of the Issuer’s board of directors, expressing concerns regarding recent movements in the Issuer’s share price relative to a broad index of bank stocks and the fact that such price movements occurred in the absence of any public disclosures by the Issuer. The substance of Mr. Cooper’s email is set forth below:

Jim,

Below is a chart comparing DNBF’s stock price since the beginning of May to the KBW Nasdaq Bank Index:

This chart is disturbing to me—and should be to the board--for several reasons.  First, in the absence of any public statements by DNBF, the above chart suggests that, best case, the market is speculating that a transaction will be announced shortly, and, worst case, that information regarding any such transaction is leaking into the public domain.  In either case, I would think this would be a matter of grave concern for the DNBF board.

Second, to the extent that DNBF is pursuing a transaction, this type of short term spike in DNBF’s stock (and outperformance relative to the broader bank sector) creates serious risks, which I hope are clear to you, your fellow directors and any advisors you may have engaged as to the ability to get a transaction announced and approved by shareholders and I urge you and the board to act with all possible speed at this very delicate juncture.

Abbott

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Item 7.  Exhibits.

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons, dated January 18, 2019
Exhibit 99.2	January 22 Letter
Exhibit 99.3	January 29 Letter
Exhibit 99.4	January 30 Letter
Exhibit 99.5	February 26 Letter
Exhibit 99.6	March 23 Term Sheet
Exhibit 99.7	April 9 Letter
Exhibit 99.8	April 25 Statement to Shareholders
Exhibit 99.9	Books and Records Demand

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2019

CT Opportunity Partners I LP By: CT Opportunity Management LLC, its general partner

By:	/s/ J. Abbott R. Cooper
Name: J. Abbott R. Cooper Title: President

CT Opportunity Management LLC

By:	/s/ J. Abbott R. Cooper
Name: J. Abbott R. Cooper Title: President

Driver Management Company LLC

By:	/s/ J. Abbott R. Cooper
Name: J. Abbott R. Cooper Title: Manager

By:	/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

By:	/s/ John B. Thompson II
John B. Thompson II

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